Exhibit 99.1

NMG Releases 2021 ESG Report and Provides Notice of its Annual General and Special Meeting of Shareholders

  NMG’s 2021 ESG Report provides a transparent and comparative overview of the Company’s performance on material topics such as climate action, governance, community participation, energy and water management, among others.
  The Company demonstrates progress on its sustainability initiatives and builds on Moody’s recommendations following the A2 – Robust Sustainability Rating received.
  NMG’s Annual General and Special Meeting of Shareholders to be held on June 16, 2022; link provided below and via the Company’s Notice of Meeting and Management Information Circular.
  Dedicated to powering a cleaner future, NMG is working towards establishing a local, responsible, carbon-neutral and reliable source of advanced graphite materials to support global decarbonization.

MONTRÉAL--(BUSINESS WIRE)--May 19, 2022--Nouveau Monde Graphite Inc. (“NMG”, “Nouveau Monde” or the “Company”) (NYSE: NMG, TSXV: NOU) presents shareholders and stakeholders with its 2021 ESG Report documenting its impact, contribution and managerial approach in relation to key environmental, social and governance (“ESG”) topics ahead of its Annual General and Special Meeting of Shareholders.

Dedicated to powering a cleaner future, NMG continually seeks to elevate the environmental and ethical DNA of its processes, products, and practices. The Company has strengthened its sustainability practices and disclosure on the back of the positive feedback received by Moody’s ESG Solutions earlier this year.

Arne H Frandsen, Chair of NMG, commented: “Against a backdrop of major global disruptions and challenges, we made considerable headway in 2021 towards our vision of driving the transition to a green future through sustainable zero-carbon solutions. We are striving to drive the emergence of a new advanced materials sector powered by clean energies, developed in partnership with communities and aiming at circularity. ”

Following its extensive assessment, Moody’s provided a Sustainability Rating of A2 (‘Robust’), the second-highest grade on its rating scale, to NMG. In its opinion, Moody’s highlighted the integration of ESG factors in the Company’s strategy, operations, and risk management, a rising demand from investors, asset managers, securities regulators and civil society. It should be noted that NMG’s ESG reporting rate is almost 20% above its sector average, demonstrating an adequate identification of material issues and due consideration for transparency.

In addition to its unwavering Zero-Harm Philosophy, NMG advanced its 2021-2023 Sustainability Action Plan, issued its Climate Action Plan 2022-2030 that maps its transition from carbon neutrality to Net Zero and reinforced its policies, structures and programs to align the Company with the best-in-class ESG practices. Through its 2021 ESG Report, NMG has also set targets to improve its ownership and stewardship of material issues such as diversity and inclusion, environmental management, Indigenous partnership, biodiversity and responsibility towards its supply chain.

Eric Desaulniers, Founder, President, and CEO of NMG, added: “With our sight on the next phase of our development, we have set targets to continuously enhance our performance and leadership. There are exciting milestones ahead for NMG with the upcoming commissioning of our Phase-1 coating unit, completing our integrated 2,000 tpa anode material production line, and the release of our updated feasibility study for our ore-to-battery-material Phase-2 operations. I am confident in the team we have assembled to lead this next phase of our growth, with an uncompromising focus on safety, discipline, and efficiency to meet the market’s demand for responsibly-extracted, environmentally-transformed, and fully traceable battery materials.”

NMG’s disclosure is aligned with the United Nations’ Sustainable Development Goals (SDGs), the Global Reporting Initiative (“GRI”), the SASB Standards for the Metals & Mining sector, and the UN Global Compact. The Company acknowledges the recommendations of the Task Force on Climate-Related Financial Disclosures (TCFD) and intends to gradually implement that framework into its reporting, along with the to-be-published GRI Sector Standard for Mining and the Mining Association of Canada’s Towards Sustainable Mining initiative. NMG also monitors the work of the International Sustainability Standards Board, the Canadian Securities Administrators and the Securities Exchange Commission on upcoming climate-related disclosure requirements.

Annual General and Special Meeting of Shareholders

NMG will hold its Annual General and Special Meeting of Shareholders on Thursday, June 16, 2022, at 11 a.m. (Eastern Time) via live webcast online at https://web.lumiagm.com/447507053. Shareholders can also attend the session in person at 600 Forex Road, Saint-Michel-des-Saints, Québec, J0K 3B0; confirmation of attendance is required at info@nmg.com.

Items on the agenda include (a) the presentation of the Company’s consolidated audited financial statements for the fiscal years ended December 31, 2021 and 2020 and the independent auditor’s report thereon; (b) the election of directors named in the management information circular; (c) the appointment of the external auditor; and (d) the ratification of the Company’s stock option plan.

The meeting will be complemented with a corporate presentation by President and CEO Eric Desaulniers providing an update on the Company’s key projects, commercial engagement and growth plan.

Shareholders entitled to vote at the meeting will be those who are shareholders as at the close of business on the record date, being May 2, 2022. Electronic copies of the notice of meeting, the management information circular, the proxy form, the voting instruction form and the financial statements may be found on the Company’s SEDAR and EDGAR profile, NMG’s website and at www.meetingdocuments.com/TSXT/NOU. The Company’s financial reports, 2021 Annual Report and 2021 ESG Report are also posted online via SEDAR and EDGAR for ease of consultation.

About Nouveau Monde Graphite

NMG is striving to become a key contributor to the sustainable energy revolution. The Company is working towards developing a fully integrated source of carbon-neutral battery anode material in Québec, Canada for the growing lithium-ion and fuel cell markets. With low-cost operations and enviable ESG standards, NMG aspires to become a strategic supplier to the world’s leading battery and automobile manufacturers, providing high-performing and reliable advanced materials while promoting sustainability and supply chain traceability. www.NMG.com

Subscribe to our news feed: https://NMG.com/investors/#news

Cautionary Note Regarding Forward-Looking Information

All statements, other than statements of historical fact, contained in this press release including, but not limited to those describing the Company’s intended production of carbon-neutral advanced graphite materials, the Company’s ESG goals, aspirations and commitments, including the Company’s aim at circularity and its intended transition from carbon neutrality to Net Zero, the Company’s initiatives outlined in the ESG Report and the achievement of the targets described therein, the deployment of the Sustainability Action Plan and the Climate Action Plan, the Company’s commitment to our Zero-Harm philosophy, the Company’s development plans, the timeline and progress of the initiatives described in this press release, , the intended results of the initiatives described in this press release, and those statements which are discussed under the “About Nouveau Monde Graphite” paragraph and elsewhere in the press release which essentially describe the Company’s outlook and objectives, constitute “forward-looking information” or “forward-looking statements” (collectively, “forward-looking statements”) within the meaning of Canadian and United States securities laws, and are based on expectations, estimates and projections as of the time of this press release. Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company as of the time of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. These estimates and assumptions may prove to be incorrect. Moreover, these forward-looking statements were based upon various underlying factors and assumptions, including the current technological trends, the business relationship between the Company and its stakeholders, the ability to operate in a safe and effective manner, the timely delivery and installation of the equipment supporting the production, the Company’s business prospects and opportunities and estimates of the operational performance of the equipment, and are not guarantees of future performance.

Forward-looking statements are subject to known or unknown risks and uncertainties that may cause actual results to differ materially from those anticipated or implied in the forward-looking statements. Risk factors that could cause actual results or events to differ materially from current expectations include, among others, delays in the scheduled delivery times of the equipment, the ability of the Company to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the availability of financing or financing on favorable terms for the Company, the dependence on commodity prices, the impact of inflation on costs, the risks of obtaining the necessary permits, the operating performance of the Company’s assets and businesses, competitive factors in the graphite mining and production industry, changes in laws and regulations affecting the Company’s businesses, political and social acceptability risk, environmental regulation risk, currency and exchange rate risk, technological developments, the impacts of the global COVID-19 pandemic and the governments’ responses thereto, and general economic conditions, as well as earnings, capital expenditure, cash flow and capital structure risks and general business risks. A further description of risks and uncertainties can be found in NMG’s Annual Information Form dated March 22, 2022, including in the section thereof captioned “Risk Factors”, which is available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Unpredictable or unknown factors not discussed in this Cautionary Note could also have material adverse effects on forward-looking statements.

Many of these uncertainties and contingencies can directly or indirectly affect, and could cause, actual results to differ materially from those expressed or implied in any forward-looking statements. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements are provided for the purpose of providing information about management’s expectations and plans relating to the future. The Company disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

The market and industry data contained in this press release is based upon information from independent industry publications, market research, analyst reports and surveys and other publicly available sources. Although the Corporation believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data-gathering process and other limitations and uncertainties inherent in any survey. The Corporation has not independently verified any of the data from third-party sources referred to in this press release and accordingly, the accuracy and completeness of such data is not guaranteed.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Further information regarding the Company is available in the SEDAR database (www.sedar.com), and for United States readers on EDGAR (www.sec.gov), and on the Company’s website at: www.NMG.com

Contacts

MEDIA

Julie Paquet
VP Communications & ESG Strategy
+1-450-757-8905 #140
jpaquet@nmg.com

INVESTORS

Marc Jasmin
Director, Investor Relations
+1-450-757-8905 #993
mjasmin@nmg.com